U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 4
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                       L.O.M. MEDICAL INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)


DELAWARE                                                              98-0178784
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


#3 - 1482 Springfield Road, Kelowna, B. C. Canada  V1Y 5V3              V6C 1N8
  (Address of registrant's principal executive offices)               (Zip Code)


                                  250.762.7552
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:


Title of Each Class                              Name of Each Exchange on which
to be so Registered:                             Each Class is to be Registered:
--------------------                             -------------------------------

        None                                                None

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.001
(Title of Class)

Preferred Stock, Par Value $.001


                                   Copies to:

                              Thomas E. Stepp, Jr.
                             Stepp & Beauchamp, LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile: 949.660.9010

                       L.O.M. MEDICAL INTERNATIONAL, INC.,
                             a Delaware corporation

        Index to Amendment No. 4 to Registration Statement on Form 10-SB

Item Number and Caption                                               Page
-----------------------                                               ----

Part I

2. Management's Discussion and Analysis of
   Financial Condition and Results of Operations                       3

Part II

3. Changes in and Disagreements
   with Accountants                                                    8

PART F/S

Financial Statements                                            F-1 through F-22

PART III

(a) Index to Exhibits                                           E-1 through E-2
(b) Exhibits

     Signatures                                                        9

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion includes a number of forward-looking statements which indicate the Company's current expectations with respect to future events and financial performance. Forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "anticipates", "estimates", "projects", "expects", "may", "will", or "should" or the negative thereof or other variations thereon or comparable terminology. Such statements are subject to certain risks, uncertainties and assumptions. No assurances can be given that the future results anticipated by those forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results anticipated in such forward-looking statements. Undue reliance should not be placed on those forward-looking statements, are based on facts existing as of the date of this Amendment No. 4 to the Company's Form 10-SB.

The Company is not currently producing commercial quantities of its products nor is it currently supplying any services to any third parties. No assurance can be given that the Company, on a timely basis, will be able to make the transition from manufacturing testing quantities of the Syringe to commercial production quantities successfully or be able to arrange for contract manufacturing. The Company has produced testing quantities amounting to 33,000 units of its eye care products. The Company's current production capacity does allow for the production of commercial quantities of its eye care products, with its present dyes allowing for the production of 75,000 units per month. The Company believes that this can be increased to 150,000 units by running additional shifts. The Company has a second set of dyes designed that will have a 300,000 unit capacity which would allow the production for a total of 450,000 units of its eye care products per month. The Company does anticipate that it will be able to manufacture its products for initial commercialization.

The Company anticipates that it will contract out the first two years of production of the Syringe. At the end of the second year of production, the Company anticipates it will engage in significant discussions regarding the potential for the construction of its own production facility. The Company recognizes that the construction of its own production facility will be contingent upon its having reached its sales and profit projections. The Company anticipates that it will present this issue for vote by its Board of Directors and shareholders. In this regard, the Company anticipates that it will locate its production facilities in North America, specifically, the state of Washington, due to its strategic location for penetration into the United States and Canadian markets.

The Company's eye care products are currently produced in Canada. The Company owns all of the necessary injection molds. The Company contracts out for the production of components needed for the assembly and packaging of its eye care products. The actual assembly and packaging are done by the Company's own work force. All other products of the Company, those either currently in production or the subject of future production will be produced on a contract basis through plants that are FDA approved for production of medical products.

The Company is currently negotiating with the Irish Development Board in Ireland ("Development Board"). Representatives from the Development Board have met with the Company's Board of Directors on 3 different occasions and have offered to assist the Company in establishing a production facility in Ireland. The Company has already sent representatives to Ireland to discuss the production of the Syringe as well as strategic alliances for market distribution of all the Company's products. The Company's plans to construct a production facility are merely preliminary. As such, the Company has not reached an estimation of the capital resources necessary to fund such a project nor has the Company determined how long such a project would take to complete. The Company anticipates that at the end of the projected two-year period, the Company will have a sufficient revenue stream to finance, at least partially, the construction of the proposed production facilities. However, there can be no assurance that the Company will have the necessary funds at the end of the two-year period to construct its proposed production facilities. Should the Company not have the necessary funds, the Company anticipates it will continue to cause its products to be produced on a contract basis.

The manufacture of the products of the Company involves a number of steps and requires compliance with stringent quality control specifications imposed by the Company and various regulators. The Company may not be able to quickly replace its manufacturing capacity if it were unable to use its manufacturing facilities as a result of a fire, natural disaster (including earthquake), equipment failure or other difficulty, or if such facilities are deemed not in compliance with the various regulators' requirements and the non-compliance could not be rapidly rectified. The inability or reduced capacity of the Company to manufacture or have manufactured any of its products would have a material adverse effect on the Company's business and results of operations.

Currently, the Company does have the necessary production facilities to produce its line of eye care products on a commercial basis. The Company has FDA approval to market its line of eye care products in the United States. Also, as previously discussed, the Company has the necessary Canadian approval to market its eye-care products in Canada. The Company has commenced marketing the Lens-O-Matic in Canada as well as the United States. Shippert Medical will be marketing the Company's eye care products in the United States as well as in Canada. The Company has entered into a marketing and distribution contract with Shippert Medical. The contract has an initial two-year term with a two-year renewal option.

The products of the Company will be subject to numerous foreign government standards and regulations that are continually being amended. Although the Company will endeavor to satisfy foreign technical and regulatory standards, there can be no assurance that the products of the Company will comply with foreign government standards and regulations, or changes thereto, or that it will be cost effective for the Company to redesign its products to comply with such standards or regulations. The inability of the Company to design or redesign products to comply with foreign standards could have a material adverse effect on the Company's business, financial condition and results of operations.

The business of the Company and its subsidiaries will expose it to potential product liability risks that are inherent in the testing, manufacturing and marketing of medical products. The Company does not currently have product liability insurance, and there can be no assurance that the Company will be able to obtain or maintain such insurance on acceptable terms or, if obtained, that such insurance will provide adequate coverage against potential liabilities. The Company faces an inherent business risk of exposure to product liability and other claims in the event that the development or use of its technology or products is alleged to have resulted in adverse effects. Such risk exists even with respect to those products that are manufactured in licensed and regulated facilities or that otherwise possess regulatory approval for commercial sale. There can be no assurance that the Company will avoid significant product liability exposure. There can be no assurance that insurance coverage will be available in the future on commercially reasonable terms, or at all, that such insurance will be adequate to cover potential product liability claims or that a loss of insurance coverage or the assertion of a product liability claim or claims would not materially adversely affect the Company's business, financial condition and results of operations. While the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant liability exposure. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products developed by the Company. A product liability claim could have a material adverse effect on the Company's business, financial condition and results of operations.

The health care industry is subject to changing political, economic and regulatory influences that will affect the procurement practices and operation of health care organizations. Changes in current health care financing and reimbursements systems could result in the need for unplanned product enhancements, in delays or cancellations of product orders or shipments, or in the revocation of endorsement of the products of the Company. Any of such occurrences could have a material adverse effect on the Company's business, financial condition and results of operations. During the past several years, various health care industries have been subject to an increase in governmental regulation of, among other things, reimbursement rates. Certain proposals to reform the health care systems are periodically under consideration by the appropriate regulators. These programs may contain proposals to increase government involvement in health care and otherwise change the operating environment for the customers of the Company. Health care organizations have responded to these proposals and the uncertainty surrounding these proposals by curtailing or deferring investments in cost containment tools and related technology, such as the products of the Company. The Company cannot predict what impact, if any, such factors might have on its business, financial condition and results of operations. In addition, many health care providers are consolidating to create integrated health care delivery systems with greater regional market power. As a result, these emerging systems could have greater bargaining power, which may lead to price erosion of the products of the Company. The failure of the Company to maintain adequate price levels would have a material adverse effect on the Company's business, financial condition and results of operations. Other legislative or market-driven reforms could have unpredictable effects on the Company's business, financial condition and results of operations.

The Company is a development stage enterprise and is currently putting technology in place which will, if successful, mitigate the net losses experienced by the Company. The Company is reviewing its options and evaluating its potential to raise substantial equity capital. Management has proceeded as planned in the ongoing development of the Syringe and the Lens-O-Matic. In order to meet its requisite budget, management has held and continues to conduct negotiations with investors. The Company has also conducted extensive negotiations with various medical companies in an attempt to establish beneficial strategic alliances. The Company hopes that these negotiations will result in significant earnings for the Company. To achieve and maintain the competitiveness of its products and to conduct costly and time-consuming research and development, the Company may be required to raise substantial funds in addition to the funds already raised through the issuance of the Company's shares. The Company's forecast for the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could fail as a result of a number of factors. The Company anticipates that it will need to raise additional capital in order to develop, promote, produce and distribute its products. Such additional capital may be raised through additional public or private financings, as well as borrowings and other resources.

There can be no assurance that additional funding will be available under favorable terms, if at all. If adequate funds are not available, the Company may be required to curtail operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain products that the Company would not otherwise relinquish. The Company believes that it is poised to maintain its long-term liquidity. This is based upon cash flow projections prepared by the Company. A copy of the cash flow projections have been appended to this report for your information. Management of the Company has raised enough capital and will be able it to meet its financial obligations for a period of at least twelve (12) months from March 1, 2000. The Company believes that within a short period of time, it can begin manufacturing and marketing commercial quantities of its eye care products. Coupled with the further issuance of common stock of the Company, the Company believes it can significantly improve its long-term liquidity. An anticipated cash flow analysis for the 12-month period beginning March 1, 2000, and ending February 29, 2001, is attached as Exhibit 1 to this Amendment No. 4 to the Company's Registration Statement on Form 10-SB.

Impact of the Year 2000. The Company anticipates that the Year 2000 ("Y2K") could impact the business of the Company. Many business software applications use only the last two digits to indicate the applicable year. Unless these programs are modified, computers running time-sensitive software may be unable to distinguish between 1900 and 2000, resulting in system failures or miscalculations and disruptions of operations, including, among other things, a temporary inability to process transactions or engage in other normal business activities. Many Y2K problems might not be readily apparent when they first occur, but instead could imperceptibly degrade technology systems and corrupt information stored in computerized databases, in some cases before January 1, 2000.

In order to improve operating performance and meet Y2K compliance, the Company anticipates it will undertake a number of significant systems initiatives. The Company has determined that the incremental cost of ensuring that its computer systems are Y2K compliant is not expected to have a material adverse impact on the Company. The Company has completed a preliminary assessment of each of its operations and their Y2K readiness and feels that the appropriate actions are being taken, and expects to complete its overall Y2K readiness program prior to any anticipated impact on its operations. The Company has determined that, with modifications to existing software and conversions to new systems, the Y2K issue will not pose significant operational problems for its computer systems. The Company recognizes, however, that if such modifications are not completed, the Y2K issue could have a material impact on the operations of the Company. The Company has initiated formal communications with a number of its significant suppliers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remedy their own Y2K issues, and anticipates it will initiate similar communications with major customers as well as the balance of its major suppliers in 1999. There is no guarantee that the systems of other companies on which the Company's systems rely will be timely converted and will not have an adverse effect on the Company's systems.

Liquidity and Capital Resources. Cash and equivalents constitute the Company's current internal sources of liquidity. Because the Company is not generating any revenues from the sale or licensing of its products, the Company's only external source of liquidity is the sale of its capital stock.

Operations Review.

May 31,1999 and 1998 Audited Financial Statements.

The Company has attached the audited financial statements as at May 31, 1999 and May 31, 1998 to this Amendment No. 4. The Company's balance sheet as at May 31, 1999 shows a cash balance of $346,646 compared to a $548,197 cash balance at the same time in the previous year. Accounts receivable at May 31, 1999 were $26,442 compared to a $11,446 balance at the same time in the previous year. Product rights as at May 31, 1999 were valued at $16,740, down significantly from the $403,336 reported in the previous year. As indicated in Note 3 to the audited financial statements, such reduction was due to the writing down of the investment in the Lensomatic product rights from $380,885 to a nominal amount due to its speculative nature.

During 1999, the Company increased its paid-up capital from $1,074,283 to $1,171,009 through the sale of its common stock. The accumulated deficit during that period increased from $(431,511) to $(1,157,566). Included in this increase was $374,128 for the write down of the Lensomatic product rights. The remainder of the loss related to ongoing business expenses.

During the year ended 1999, the Company incurred a loss of $(726,055) as compared to the previous years loss of $(293,239). One of the major differences between the years is the $374,128 Lensomatic product rights and write down of inventory of $(55,734). These are one time items and the total effect of these two items was a $429,862 greater loss than would have otherwise occurred. When the 1999 year-end expenses are normalized, the adjusted loss in 1999 was $(296,193). This is comparable to the previous year loss of $(293,239).

Interest income increased from $16,335 in 1988 to $21,612 in 1999. This was due to slightly higher interest rates on our term deposits and more cash in term deposits during the year. This is the Company's only source of income since it has not commenced full operations as of this time.

The amortization expenses increased by $13,791 during the year-ended May 31, 1999 due to the Company undertaking $27,000 in leasehold improvements. There were no design plans paid for in 1999. The total payment of $10,911 was incurred in 1998. Foreign exchange fluctuated based on the difference between the United States Dollarand the Canadian Dollar. Management fees were down $73,205 in 1999 compared to 1998 because John Klippenstein, President of the Company, drew less cash in 1999 than what he was entitled to under his employment contract. Office and administration expense increased by $36,284. This was due to the Company contracting with additional subcontractors to deal with the expanding office requirements.

All other expenses in 1999 were comparable to the previous year.

Financial Statements for the Nine Months Ended February 29, 2000  (Unaudited).

At February 29, 2000 the Company had $417,851 cash in the bank and receivables of $29,337. There had been no significant changes in capital assets during the period. Accounts payable were down $17,041 during the period. Additional paid up capital increased by $285,012 due to the sale of our capital stock. Share subscriptions were at $172,919, up from $62,731 during the same period the previous year. The accumulated deficit had increased by $318,184, which represented the operating loss for that period.

A review of the expenses incurred for the nine months ended February 29, 2000 indicates consulting fees were up $24,303 from the same period the previous year. This reflects the increased cost of using consultants as we continue to develop our products. Legal and accounting had increased $14,336 over the period. This is due to our security compliance and filing requirements. Management fees and office expenses are down slightly due to the movement of contract personnel to salaried positions. Salaries are being recorded for the first time this year because the Company has hired staff and is paying payroll instead of hiring subcontractors to perform the same services.

Travel has increased $11,515 over the period due to our ongoing efforts to develop our products and raise capital. All the other expenses are in line with the previous period.

The only revenue the Company had during the period is interest income. This is down slightly due to the Company having less money in its term deposits during the period. The business strategy of the Company may enable the Company to realize revenue to support, in part, its operations and, therefore, may reduce offerings of the Company's common stock needed to raise capital.

Manufacturing and Marketing the Company's Products.

The Syringe. The Company anticipates that it will obtain the necessary plastic for the injection molds used to manufacture the Syringe from various domestic and international suppliers. Initially, Tessey Plastics of Elbridge, New York will be manufacturing the Syringe on a contract basis. The engineering for the molds and dyes are near completion. The Company also contemplates that it will be able to readily obtain the necessary packaging for the Syringe. The Company does not believe that its sales will be affected by seasonal factors. The Company believes that prototypes of the Syringe will be ready for testing in March, 2000. The Company believes that it will complete testing in Canada and gain the necessary regulatory approvals in or around June, 2000. The Company believes it will complete the necessary United States testing as well as secure the required United States regulatory approval in or around September, 2000.

The Company hopes to eventually establish a production facility in Spokane, Washington. It is anticipated that the facility will initially produce approximately 2,500,000 units of the Syringe per month with the capacity to meet increased market demands. The Company believes that it will deliver its products to the North American markets by courier. All supply and distribution agreements will be negotiated by Health Care Insights.

Once testing of the Syringe is completed, and assuming FDA approval is received, the Company hopes to manufacture, or cause to be manufactured, a specified number of units of the Syringe, which will be provided, at no charge, to a target group of physicians for testing. The Company plans to provide units to various individuals who are to form part of the testing group. These individuals will be asked to try the Syringe and report their findings. The Company will then utilize professionals such as doctors and related health care professionals who approve, recommend and endorse the Company's products, including the Syringe. Thereafter, the Company anticipates that the Syringe will be supplied to large national distributors within specific regions all over the world. The Company anticipates that the distributors will thereafter market the Syringe to pharmacy and medical supply companies. The Company's overall operating plan is to act as a manufacturer, selling directly and only to distributors and retail chains. The Company hopes that the product will gain acceptance in the medical community and that the Company's skill in positioning and merchandising the products and technology of the Company will enable it to acquire a commercially reasonable portion of the market.

Lens-O-Matic. The Company anticipates that its eye care products will be sold both by retail stores and as a kit distributed by the medical profession. The Company expects that its eye care products will be sold through pharmacies, wholesale drug distributors and chain stores and that such products will be sold to Optometrists and Ophthalmologists directly by the Company's sales representatives. The Company has recently secured FDA approval for the manufacturing and distribution of a first product run of its eye-care products. The Company has developed our own dyes and injection molds for our Lens-O-Matic and related products. The Company has paid for all of the dyes and molds and currently own them. The first product run of our eye care products includes the utilization of our production dyes at full capacity, the production of a marketable product which exceeds FDA standards for medical devices. The Company manufactures the necessary components for the Lens-O-Matic and related products in Saskatchewan, Canada. The Company is currently negotiating with Shippert Medical Technologies of Englewood, Colorado ("Shippert") pursuant to which the Company anticipates that Shippert will distribute the Company's product line in the United States. The Company anticipates that its agreement with Shippert will be finalized within the second fiscal quarter of 2000. The Company has begun marketing its eye-care products. The Company has received requests for the Lens-O-Matic from the United States, Europe and Asia.

The Company plans to focus its initial marketing efforts in Canada and the United States. The Company hopes to eventually expand its product marketing and sales into Europe, South America, Central America, Mexico and Asia. The Company plans to market its products by advertising in catalogs and medical journals, by distributing brochures (both written and video), by direct mail and by posters. Follow-up calls will be made to promising prospects. This approach will be the Company's primary marketing method. It is expected that the Company's personnel will attend various trade shows and medical conventions in order to introduce the Syringe with the hope of gaining endorsements and approvals. There can be no assurance that the Company would be able to establish successfully other methods of marketing and sales of its products should it become necessary or desirable in the future. A significant portion of the Company's sales may be made through independent distributors over which the Company has no control and who also will represent products of other companies. The Company recognizes that in order to increase market awareness and the marketing potential of its products, it must hire adequate personnel and institute effective advertising in the most cost effective way.

                                     PART II

Item 3.   Changes in and Disagreements with Accountants.

There have been no changes in or disagreements with the Company's accountants since the formation of the Company required to be disclosed pursuant to Item 304 of Regulation S-B except for the following:

On November 17, 1999, the Company dismissed its former independent auditor Joe Maciel Inc., Chartered Accountants ("Joe Maciel, Inc."), based on their agreement that such action is in the best interest of both firms. Effective as of that date, the Company engaged KPMG LLP ("KPMG") as its new independent auditor. The decision to end the Company's relationship with Joe Maciel, Inc. and to engage KPMG was unanimously approved by the Company's Board of Directors.

Over the course of Joe Maciel, Inc.'s engagement, the Company and Joe Maciel, Inc. had no disagreements on any matters of accounting principles or practices, financial statement disclosure, auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Joe Maciel, Inc. would have caused it to make reference to the subject matter of the disagreement in connection with any report or opinion it might have issued. Furthermore, neither of Joe Maciel Inc.'s reports on the Company's financial statements for the past two years contained an adverse opinion, disclaimer of opinion, or modification or qualification of opinion.

Joe Maciel's consent letter has been hereto as an Exhibit.

                                    PART F/S

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Amendment No. 4 to Registration Statement, Form 10-SB.

(a)  Index to Financial Statements.                                             Page
-----------------------------------                                             ----

Auditors' Report for the year ended May 31, 1999                                F-1

(Consolidated) Audited Balance Sheet as at May 31, 1998
and as at May 31, 1999                                                          F-2

(Consolidated) Audited Statement of Loss
for the years ended May 31, 1998 and 1999                                       F-3

(Consolidated) Audited Statement of Cash Flows
for the years ended May 31, 1998 and 1999                                       F-4

(Consolidated) Audited Statement of Stockholders' Equity and
Comprehensive Income for years ended May 31, 1998 and 1999                      F-5

Notes to Audited Consolidated Financial Statements                              F-6 through F-11

Unaudited Consolidated Balance Sheet as at February 29, 2000                    F-12

Unaudited Consolidated Statement of Loss
For Nine Months Ended February 29, 2000                                         F-13 through F-14

Unaudited Consolidated Statement of Cash Flows
For Nine Months Ended February 29, 2000                                         F-15

Unaudited Consolidated Statement of Stockholders' Equity and
Comprehensive Income for Nine Months Ended February 29, 2000                    F-16

Notes to Unaudited Consolidated Financial Statements                            F-17 through F-22

(b) Index to Exhibits.
---------------------

(1)  Financial Date Schedule                                                    E-1
     for Nine-Month Period
     Ended February 29, 2000

(2)  Consent Letter from                                                        E-2
       Previous Auditor

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Amendment No. 4 to Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kelowna, British Columbia, Canada on July __, 2000.

                                             L.O.M. MEDICAL TECHNOLOGIES, INC.,
                                             a Delaware corporation


                                             By:  /s/ John Klippenstein
                                                  -----------------------------
                                                  John Klippenstein
                                             Its: President

AUDITORS' REPORT TO THE STOCKHOLDERS


We have audited the consolidated balance sheet of L.O.M. Medical International Inc. and subsidiary, a development stage enterprise, as at May 31, 1999 and 1998 and the consolidated statements of loss, cash flows and stockholders' equity and comprehensive income for the period from inception on March 17, 1997 to May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of L.O.M. Medical International Inc. and subsidiary as at May 31, 1999 and 1998 and the results of its operations and its cash flows for the period from inception on March 17, 1997 to May 31, 1999 in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the consolidated financial statements, the Company has accumulated a deficit since inception of $1,157,566. This factor, as discussed in Note 1 a) raises substantial doubt about the Company's ability to continue as a going concern. Managements plans in regard to these matters are also described in note 1a). The financial statements do not include any adjustments that might result from the outcome of these uncertainties.



Signed "KPMG LLP"

Chartered Accountants



Kelowna, Canada

November 29, 1999

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Consolidated Balance Sheet
$ United States

May 31, 1999 and 1998

============================================================================================
                                                                 1999                 1998

--------------------------------------------------------------------------------------------
Assets

Current assets
     Cash                                                    $   346,646         $   548,197
     Accounts receivable                                          26,442              11,446
     Inventory                                                       100                --
     Prepaid expenses                                              3,353              11,885
--------------------------------------------------------------------------------------------
                                                                 376,541             571,528

Product rights and patent costs (note 3)                          16,740             403,336

Capital assets (note 4)                                           49,869              10,660

--------------------------------------------------------------------------------------------
                                                             $   443,150         $   985,524
============================================================================================

Liabilities and Stockholders' Equity

Current liabilities
     Accounts payable and accrued liabilities                $    36,404         $    21,304

Redeemable preferred shares (note 5)                             301,727             309,677

Share subscriptions (note 6(b))                                   62,731                --

Stockholders' equity
     Capital stock (note 6)                                        5,519               5,483
     Additional paid in capital                                1,171,009           1,074,283
     Deficit accumulated during the development stage         (1,157,566)           (431,511)
     Accumulated other comprehensive income                       23,326               6,288
--------------------------------------------------------------------------------------------
                                                                  42,288             654,543

--------------------------------------------------------------------------------------------
                                                             $   443,150         $   985,524
============================================================================================

See accompanying notes to financial statements

On behalf of the Board:

_____________________  Director

_____________________  Director

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Consolidated Statement of Loss
$ United States

Years ended May 31, 1999 and 1998

================================================================================================
                                             From Inception
                                            (March 17, 1997)         1999               1998
                                            to May 31, 1999
------------------------------------------------------------------------------------------------
Expenses
     Advertising                             $    12,118         $     4,729         $     3,496
     Amortization                                 28,569              17,661               3,870
     Automotive                                   26,927              15,865              10,646
     Consulting fees                              67,786              20,889                --
     Design plans                                 10,911                --                10,911
     Director's fees                              15,424               6,904               8,520
     Foreign exchange loss (gain)                  2,630               6,187              (8,649)
     Insurance                                     3,424                 376               1,605
     Interest and bank charges                     3,287               1,034                 937
     Legal and accounting                         89,509              42,575              39,404
     Licences, fees and dues                         865                 575                 290
     Management fees                             214,513              70,654             143,859
     Office and administration                   107,700              63,750              27,466
     Product development                           8,799                --                 1,582
     Promotion and entertainment                  12,828               4,265               5,887
     Rent                                         79,692              33,751              30,538
     Repairs and maintenance                       2,316                 177               1,973
     Telephone and utilities                      27,200              13,706               9,505
     Travel                                       33,344               4,792              10,161
     Video production                             20,040               9,915               7,573
     Write down of inventory (note 8)             55,734              55,734                --
     Write down of product rights and
       patent costs (note 3)                     374,128             374,128                --
------------------------------------------------------------------------------------------------
                                               1,197,744             747,667             309,574

------------------------------------------------------------------------------------------------
Loss from operations                           1,197,744            (747,667)           (309,574)

Other income
     Interest income                              40,178              21,612              16,335
------------------------------------------------------------------------------------------------
                                              (1,157,566)           (726,055)           (293,239)

------------------------------------------------------------------------------------------------
Net loss                                     $(1,157,566)        $  (726,055)        $  (293,239)
================================================================================================


Loss per share                                         0         $     (0.13)        $     (0.05)

Weighted average shares used                           0           5,503,339           5,483,247
================================================================================================

See accompanying notes to financial statements

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Consolidated Statement of Cash Flows
$ United States

Years ended May 31, 1999 and 1998

========================================================================================================
                                                    From inception
                                                   (March 17, 1997)           1999               1998
                                                   to May 31, 1999
--------------------------------------------------------------------------------------------------------
Operating activities
   Net loss                                          $(1,157,566)        $  (726,055)        $  (293,239)

   Items not involving cash
     Amortization                                         28,569              17,661               3,870
     Gain on sale of capital asset                        (2,659)               --                (2,659)
     Write down of inventory                              55,734              55,734                --
     Write down of product rights                        374,128             374,128                --

   Changes in non-cash working capital
     Accounts receivable                                 (26,442)            (14,996)             (7,404)
     Inventory                                           (55,834)            (55,834)               --
     Prepaid expenses                                     (3,353)              8,532             (10,155)
     Accounts payable and accrued liabilities             36,404              15,100               6,791
--------------------------------------------------------------------------------------------------------
                                                        (751,019)           (325,730)           (302,796)

Financing
     Issuance of capital stock                           571,528              96,762             474,766
     Proceeds from share subscriptions                   667,731              62,731                --
--------------------------------------------------------------------------------------------------------
                                                       1,239,259             159,493             474,766

Investing
     Acquisition of capital assets                       (80,532)            (52,352)             (4,718)
     Acquisition of product rights                       (90,577)               --                  --
     Proceeds on disposition of capital asset              6,189                --                 6,189
--------------------------------------------------------------------------------------------------------
                                                        (164,920)            (52,352)              1,471

Other comprehensive income                                23,326              17,038              (7,294)
--------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                              346,646            (201,551)            166,147

Cash, beginning of year                                     --               548,197             382,050
--------------------------------------------------------------------------------------------------------
Cash, end of year                                    $   346,646         $   346,646         $   548,197
========================================================================================================


Supplementary information:
   Interest paid                                     $      --           $      --           $      --
   Income taxes paid                                        --                  --                  --

Non-cash financing and investing activities:
   Issuance of redeemable preferred shares
     for product rights                              $   309,677         $      --           $   309,677
========================================================================================================

See accompanying notes to financial statements

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Consolidated Statement of Stockholders' Equity and Comprehensive Income $ United States

For the period from inception on March 17, 1997 to May 31, 1999

====================================================================================================================================
                                                                                        Deficit
                                           Capital Stock                              Accumulated     Accumulated
                                      ----------------------         Additional        During the           Other            Total
                                       Number                         Paid in         Development   Comprehensive    Stockholders'
                                     of Shares        Amount          Capital               Stage          Income           Equity
------------------------------------------------------------------------------------------------------------------------------------
Common shares issued                          3     $         1     $      --       $      --        $      --        $         1

Comprehensive income:
   Loss                                    --              --              --          (138,272)            --           (138,272)
   Foreign currency translation            --              --              --              --             13,582           13,582
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                --              --              --          (138,272)          13,582         (124,690)

------------------------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1997                         3               1            --          (138,272)          13,582         (124,689)

Common shares issued
  net of share issue costs            2,410,944           2,410         472,355            --               --            474,765

Common shares issued
  net of share issue costs            3,072,300           3,072         601,928            --               --            605,000

Comprehensive income:
   Loss                                    --              --              --          (293,239)            --           (293,239)
   Foreign currency translation            --              --              --              --             (7,294)          (7,294)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive (loss)                       --              --              --          (293,239)          (7,294)        (300,533)

------------------------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1998                 5,483,247           5,483       1,074,283        (431,511)           6,288          654,543

Common shares issued
  net of shares issue costs              36,300              36          96,726            --               --             96,762

Comprehensive income:
   Loss                                    --              --              --          (726,055)            --           (726,055)
   Foreign currency translation            --              --              --              --             17,038           17,038
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                --              --              --          (726,055)          17,038         (709,017)
------------------------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1999                 5,519,547     $     5,519     $ 1,171,009     $(1,157,566)     $    23,326      $    42,288
====================================================================================================================================

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
$ United States

Year ended May 31, 1999

================================================================================

L.O.M. Medical International Inc. was incorporated on March 17, 1997 under the General Corporation Laws of Delaware. It conducts research and development on new products in the medical field and has filed a patent application on a retractable syringe. Operations effectively commenced on June 1, 1997.

1.   Significant accounting policies:

     a)   Going concern

          These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. As shown in the consolidated financial statements, to date, the Company has accumulated a deficit since inception of $1,157,566. This factor, among others raises substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on its ability to generate future profitable operations and receive continued financial support from its stockholders and other investors.

          Management's plans with respect to generating future profitable operations include future sales of the retractable syringe as well as additional funding from stockholders in the form of additional share subscriptions.

     b)   Basis of presentation and consolidation

          The consolidated financial statements include the accounts of the Company and its 96% owned subsidiary, L.O.M. Laboratories Inc.

     c)   Translation of financial statements

          The Company's subsidiary, L.O.M. Laboratories Inc. operates in Canada and its operations are conducted in Canadian currency.

          The method of translation applied is as follows:

          i) Monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, being US $1.00 per Cdn $1.4605 (1998 - $1.4365).

          ii) Non-monetary assets and liabilities are translated at the rate of exchange in effect at the transaction date.

          iii) Revenues and expenses are translated at the exchange rate in effect at the transaction date.

          iv) The net adjustment arising from the translation is included in accumulated other comprehensive income.

     d)   Product rights and patent costs

          Product rights and patent costs relate to amounts paid to acquire the rights to produce and distribute products as well as the costs associated with patent applications. These costs are being amortized on a straight-line basis over five years.

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 3
$ United States

Year ended May 31, 1999

================================================================================

1.   Significant accounting policies (continued):

     d)   Product rights and patent costs (continued):

          Management periodically reviews the carrying values of the product rights and patent costs and based upon several factors, including the current assessment of the viability of the product, determines whether the carrying value exceeds the net realizable value for such costs. If it is determined that the carrying value cannot be supported, the related costs are charged against operations in the year of determination of the impairment in value.

     e)   Capital assets

          Capital assets are recorded at cost. Amortization is provided using the following methods and annual rates which are intended to amortize the cost of the assets over their estimated useful life:

================================================================================
          Asset                                               Method       Rate
--------------------------------------------------------------------------------

          Leasehold improvements                       Straight-line        20%
          Computer software                            Straight-line       100%
          Equipment                                Declining balance        30%
          Furniture and fixtures                   Declining balance        20%
--------------------------------------------------------------------------------

     f)   Income taxes

          The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to operating losses and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     g)   Management estimates

          The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 4
$ United States

Year ended May 31, 1999

================================================================================

1.   Significant accounting policies (continued):

     h)   Financial instruments

          The fair values of the Company's cash, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short periods to maturity of the instruments. It is not possible to arrive at a fair value for redeemable preferred shares as a maturity date is not determinable. The maximum credit risk exposure for all financial assets is the carrying amount of those assets.

     i)   Loss per share

          Loss per share has been calculated using the weighted average number of common shares outstanding during the period.

     j)   Accounting standards change

          In June 1998, the Financial Accounting Standards Board issued SFAS no. 133, "Accounting for Derivative Instruments and Hedging Activities." Adoption of this statement is not expected to have a significant impact on the Company's results of operations or financial position.

2.   Business combination:

     Effective January 13, 1998, the Company acquired 96% of the outstanding Class A common voting shares of L.O.M. Laboratories Inc. Prior to and immediately after the acquisition, L.O.M. Laboratories Inc. was controlled by a related party, the president and controlling shareholder of the Company. Accordingly, this transaction has been measured at the carrying amount of the assets and liabilities of L.O.M. Laboratories Inc. with the comparative figures presented on the balance sheet and the statements of loss and cash flows being restated to reflect the results of both companies from inception.


3.   Product rights and patent costs:

--------------------------------------------------------------------------------
                                                           1999            1998

--------------------------------------------------------------------------------
     Product rights                                    $     68       $ 380,885
     Patent costs                                        16,672          22,451
--------------------------------------------------------------------------------
                                                       $ 16,740       $ 403,336
================================================================================

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 5
$ United States

Year ended May 31, 1999

================================================================================

     Product rights represent certain rights to manufacture and market a contact
     lens  inserter  and  storage  system  ("Lens-o-matic")   developed  by  the
     president of the Company.

     At the time of the acquisition of the product rights from the president of the Company, the value attributed to the product rights, $380,885, was agreed to by the Company's Board of Directors. During the year ended May 31, 1999, the investment was written down to a nominal amount, due to its speculative nature.

     Patent costs relate to the costs incurred for patent application for a retractable syringe developed by the Company.

4.   Capital assets:

===============================================================================================================
                                                                                     1999                 1998

---------------------------------------------------------------------------------------------------------------
                                                            Accumulated          Net book             Net book
                                               Cost        amortization             value                value
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
     Leasehold improvements                $ 27,919            $  5,584          $ 22,335             $    --
     Computer software                          520                 390               130                  267
     Equipment                               20,948              10,122            10,826               10,257
     Furniture and fixtures                  20,746               4,168            16,578                  136

---------------------------------------------------------------------------------------------------------------
                                           $ 70,133            $ 20,264          $ 49,869             $ 10,660
===============================================================================================================

5.   Redeemable preferred shares:

     The Company's subsidiary has redeemable preferred shares outstanding as follows:

===============================================================================================================
                                                                                     1999                 1998

---------------------------------------------------------------------------------------------------------------

     Issued:
         4,000 Class C preferred  shares with a par value of $100 Cdn redeemable at $110.16 Cdn per share at the option of the  holder.  Each share is entitled  to a fixed  non-cumulative  dividend  at the rate of 9% per
           annum payable at such times as determined by the Directors.            301,727              309,677
===============================================================================================================


6.   Capital stock:

     a)   Authorized:

          50,000,000 Common shares with a par value of $.001 each 5,000,000 Preferred shares with a par value of $.001 each

     b)   Share subscriptions:

          Subsequent to May 31, 1999, the Company issued 19,302 common shares at $3.25 per share for net proceeds of $62,731 which were received prior to May 31, 1999.

     c)   Stock option plan:

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 6
$ United States

Year ended May 31, 1999

================================================================================


          1,000,000 common shares of the Company are reserved for issuance upon exercise of stock options. As at May 31, 1999, no stock options have been granted.

7.   Related party transactions:

     The Company entered into the following transactions with related parties:

=========================================================================================
                                                                     1999            1998

-----------------------------------------------------------------------------------------
     Accounting fees paid to a director                          $  7,307        $  6,091
     Management fees paid to president                             70,654         102,140
     Office and administration fees paid to president's spouse     36,325            --
     Office and administration fees paid to an individual
       related to the president                                    17,557          15,391
     Rent paid to a company controlled by the president            18,420          12,496
     Inventory purchased from president                            55,834            --
     Leasehold improvements on premises rented from a company
       controlled by the president                                 27,919            --
     Purchase of product rights from president                       --           380,885
=========================================================================================

     These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.


8.   Write down of inventory:

     The Company purchased $55,834 of inventory from the president during the year. Due to valuation uncertainties, the inventory has been written down to a nominal amount.

9.   Income taxes:

     At May 31, 1999, the Company had a net operating loss carryforward for United States income tax purposes of approximately $1,000,000. The net operating loss expires in increments beginning in 2008. No amount has been reflected on the balance sheet for future income taxes as any future income tax asset has been fully offset by a valuation allowance.

10.  Commitments:

     The Company is obligated to make future lease payments for it's offices as follows:

         2000                                                   $ 36,913

         2001                                                   $ 19,453

         2002                                                   $ 19,453

         2003                                                   $ 19,453

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 7
$ United States

Year ended May 31, 1999

================================================================================

11.  Uncertainty due to the Year 2000 Issue:

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Consolidated Balance Sheet
$ United States

February 29, 2000 and May 31, 1999
(Unaudited - Prepared by Management)

=================================================================================================
                                                                         2000                1999

-------------------------------------------------------------------------------------------------
     Assets

     Current assets
          Cash                                                    $   417,951         $   346,646
          Accounts receivable                                          29,337              26,442
          Prepaid expenses                                              1,467               3,453
-------------------------------------------------------------------------------------------------
                                                                      448,755             376,541

     Product rights and patent costs (note 3)                          13,546              16,740

     Capital assets (note 4)                                           41,009              49,869

-------------------------------------------------------------------------------------------------
                                                                  $   503,310         $   443,150
=================================================================================================

     Liabilities and Stockholders' Equity

     Current liabilities
          Accounts payable and accrued liabilities                $    19,363         $    36,404

     Redeemable preferred shares (note 5)                             301,727             301,727

     Share subscriptions (note 6 b))                                  172,919              62,731

     Stockholders' equity
          Capital stock (note 6)                                        5,634               5,519
          Additional paid in capital                                1,456,021           1,171,009
          Deficit accumulated during the development stage         (1,475,750)         (1,157,566)
          Accumulated other comprehensive income                       23,396              23,326
-------------------------------------------------------------------------------------------------
                                                                        9,301              42,288

-------------------------------------------------------------------------------------------------
                                                                  $   503,310         $   443,150
=================================================================================================

See accompanying notes to financial statements

On behalf of the Board:

_____________________  Director

_____________________  Director

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Consolidated Statement of Loss
$ United States

For the nine months ended  February  29, 2000 and 1999
(Unaudited - Prepared by Management)

=====================================================================================================
                                               From Inception
                                             (March 17, 1997)                2000                1999
                                         to February 29, 2000
-----------------------------------------------------------------------------------------------------
     Expenses
          Advertising                             $    13,556         $     1,438         $     3,547
          Amortization                                 41,089              12,520              13,246
          Automotive                                   40,676              13,749              11,899
          Consulting fees                             107,756              39,970              15,667
          Design plans                                 10,911                --                  --
          Director's fees                              19,394               3,970               5,178
          Foreign exchange (gain) loss                 (1,107)             (3,737)              4,640
          Insurance                                     5,063               1,639                 282
          Interest and bank charges                     7,088               3,801                 776
          Legal and accounting                        135,776              46,267              31,931
          Licences, fees and dues                       4,341               3,476                 431
          Management fees                             260,242              45,729              52,991
          Office and administration                   134,368              26,668              47,813
          Product development                           8,799                --                  --
          Promotion and entertainment                  14,837               2,009               3,199
          Rent                                        106,705              27,013              25,313
          Repairs and maintenance                       2,316                --                   133
          Salaries                                     78,624              78,624                --
          Telephone and utilities                      35,809               8,609              10,280
          Travel                                       48,453              15,109               3,594
          Video production                             23,895               3,855               7,436
          Write down of inventory                      55,734                --                  --
          Write down of product rights and
            patent costs                              374,128                --                  --
-----------------------------------------------------------------------------------------------------
                                                    1,528,453             330,709             238,356

-----------------------------------------------------------------------------------------------------
     Loss from operations                          (1,528,453)           (330,709)           (238,356)

     Other income
          Interest income                              52,703              12,525              16,211
-----------------------------------------------------------------------------------------------------
                                                   (1,475,750)           (318,184)           (222,145)

-----------------------------------------------------------------------------------------------------
     Net loss                                     $(1,475,750)        $  (318,184)        $  (222,145)
-----------------------------------------------------------------------------------------------------


     Loss per share                                                   $     (0.06)        $     (0.04)
-----------------------------------------------------------------------------------------------------

     Weighted average shares used                                       5,550,663           5,512,383
=====================================================================================================

See accompanying notes to financial statements

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Consolidated Statement of Loss
$ United States

For the three months ended  February 29, 2000 and 1999
(Unaudited - Prepared by Management)

================================================================================
                                                       2000                1999
--------------------------------------------------------------------------------

Expenses
     Advertising                                $     1,433         $     1,182
     Amortization                                     4,273               4,415
     Automotive                                       5,562               3,966
     Consulting fees                                 18,989               5,222
     Director's fees                                  2,253               1,726
     Foreign exchange (gain) loss                    (2,016)              1,546
     Insurance                                        1,639                  94
     Interest and bank charges                        1,512                 259
     Legal and accounting                            17,936              10,643
     Licences, fees and dues                          3,291                 143
     Management fees                                    481              17,664
     Office and administration                        6,100              15,938
     Promotion and entertainment                        527               1,066
     Rent                                             9,296               8,437
     Repairs and maintenance                           --                    49
     Salaries                                        47,034                --
     Telephone and utilities                          2,297               3,427
     Travel                                           4,859               1,198
     Video production                                   926               2,478
--------------------------------------------------------------------------------
                                                    126,392              79,453

--------------------------------------------------------------------------------
Loss from operations                               (126,392)            (79,453)

Other income
     Interest income                                  6,037               5,405

--------------------------------------------------------------------------------
Net loss                                        $  (120,355)        $   (74,048)
================================================================================

Loss per share                                  $     (0.02)        $     (0.01)

Weighted average shares used                      5,610,099           5,519,547
================================================================================

See accompanying notes to financial statements l.o.m. medical international inc.
(A Development Stage Enterprise)

Consolidated Statement of Cash Flows
$ United States

For the nine months ended  February  29, 2000 and 1999
(Unaudited - Prepared by Management)

========================================================================================================
                                                 From inception
                                                (March 17, 1997)                2000                1999
                                            to February 29, 2000
--------------------------------------------------------------------------------------------------------
Operating activities
   Net loss                                          $(1,475,750)        $  (318,184)        $  (222,145)

   Items not involving cash
     Amortization                                         41,089              12,520              13,246
     Gain on sale of capital assets                       (2,659)               --                  --
     Write down of inventory                              55,734                --                  --
     Write down of product rights                        377,322               3,194                --

   Changes in non-cash working capital
     Accounts receivable                                 (29,337)             (2,895)             (9,269)
     Prepaid expenses                                     (1,467)              1,886                (543)
     Accounts payable and accrued liabilities             19,363             (17,041)            (16,847)
     Inventory purchases                                 (55,734)                100                --
--------------------------------------------------------------------------------------------------------
                                                      (1,071,439)           (320,420)           (235,558)
Financing
     Issuance of capital stock                           793,924             222,396              80,377
     Proceeds on disposition of capital asset            840,650             172,919                --
--------------------------------------------------------------------------------------------------------
                                                       1,634,574             395,315              80,377
Investing
     Acquisition of capital assets                       (84,192)             (3,660)            (37,742)
     Acquisition of product rights                       (90,577)               --                  --
     Proceeds on disposition of capital asset              6,189                --                  --
--------------------------------------------------------------------------------------------------------
                                                        (168,580)             (3,660)            (37,742)

Foreign currency translation adjustment                   23,396                  70                --
--------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                              417,951              71,305            (192,923)

Cash, beginning of period                                   --               346,646             548,197

--------------------------------------------------------------------------------------------------------
Cash, end of period                                  $   417,951         $   417,951         $   355,274
========================================================================================================

Supplementary information:
   Interest paid                                     $      --           $      --           $      --
   Income taxes paid                                        --                  --                  --

Non-cash financing and investing activities:
   Issuance of redeemable preferred shares
     for product rights                                  309,677                --                  --
   Common shares issued for conversion of
     share subscriptions                             $    62,731         $    62,731         $      --
========================================================================================================

See accompanying notes to financial statements

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Consolidated Statement of Stockholders' Equity and Comprehensive Income $ United States

For the nine months ended  February  29, 2000 and 1999
(Unaudited - Prepared by Management)

===================================================================================================================================
                                                                                             Deficit
                                                   Capital Stock                         Accumulated     Accumulated
                                              ----------------------       Additional     During the           Other          Total
                                                Number                        Paid in    Development   Comprehensive  Stockholders'
                                              of Shares       Amount          Capital          Stage          Income         Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1999                         5,519,547    $     5,519    $ 1,171,009    $(1,157,566)    $    23,326    $    42,288

Common shares issued
  net of share issue costs                       71,250             96        222,300           --              --          222,396

Common shares issued for
  conversion of share
  subscriptions                                  19,302             19         62,712           --              --           62,731

Comprehensive income:
  Loss                                             --             --             --         (318,184)           --         (318,184)
  Foreign currency translation                     --             --             --             --                70             70
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                        --             --             --         (318,184)             70       (318,114)

-----------------------------------------------------------------------------------------------------------------------------------
Balance, February 29, 2000                    5,610,099    $     5,634    $ 1,456,021    $(1,475,750)    $    23,396    $     9,301
===================================================================================================================================

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
$ United States

(Unaudited - Prepared by Management)

================================================================================

L.O.M. Medical International Inc. was incorporated on March 17, 1997 under the General Corporation Laws of Delaware. It conducts research and development on new products in the medical field and has filed a patent application on a retractable syringe. Operations effectively commenced on June 1, 1997.

1.   Significant accounting policies:

     a)   Going concern

          These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. As shown in the consolidated financial statements, to date, the Company has generated no revenues and has accumulated a deficit since inception of $1,475,750. This factor, among others raises substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on its ability to generate future profitable operations and receive continued financial support from its stockholders and other investors.

          Management's plans with respect to generating future profitable operations include future sales of the retractable syringe as well as additional funding from stockholders in the form of additional share subscriptions.

     b)   Translation of financial statements

          The Company's subsidiary, L.O.M. Laboratories Inc. operates in Canada and its operations are conducted in Canadian currency.

          The method of translation applied is as follows:

          i) Monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, being US $1.00 per Cdn $1.44

          ii) Non-monetary assets and liabilities are translated at the rate in effect at the transaction date.

          iii) Revenues and expenses are translated at the exchange rate in effect at the transaction date.

          iv) The net adjustment arising from the translation is included in accumulated other comprehensive income.

     c)   Basis of presentation and consolidation

          The consolidated financial statements include the accounts of the Company and its 96% owned subsidiary, L.O.M. Laboratories Inc.

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 3
$ United States

(Unaudited - Prepared by Management)

================================================================================

1.   Significant accounting policies (continued):

     d)   Product rights and patent costs

          Product rights and patent costs relate to amounts paid to acquire the rights to produce and distribute products as well as the costs associated with patent applications. These costs are being amortized on a straight-line basis over five years.

          Management periodically reviews the carrying values of the product rights and patent costs and based upon several factors, including the current assessment of the viability of the product, determines whether the carrying value exceeds the net realizable value for such costs. If it is determined that the carrying value cannot be supported, the related costs are changed against operations in the year of determination of the impairment in value.

     e)   Capital assets

          Capital assets are recorded at cost. Amortization is provided using the following methods and annual rates which are intended to amortize the cost of the assets over their estimated useful life:

================================================================================
          Asset                                          Method        Rate
--------------------------------------------------------------------------------

          Leasehold improvements                  Straight-line         20%
          Computer software                       Straight-line        100%
          Equipment                           Declining balance         30%
          Furniture and fixtures              Declining balance         20%
--------------------------------------------------------------------------------

     f)   Management estimates

          The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     g)  Financial instruments

         The fair values of the Company's cash, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short periods to maturity of the instruments. It is not possible to arrive at a fair value for redeemable preferred shares as a public market for this stock does not exist. The maximum credit risk exposure for all financial assets is the carrying amount of those assets.

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 4
$ United States

(Unaudited - Prepared by Management)

================================================================================

1.   Significant accounting policies (continued):

     h)   Loss per share

          Loss per share has been calculated using the weighted average number of common shares outstanding during the period.

     i)   Accounting standards change

          In June 1998, the Financial Accounting Standards Board issued SFAS no. 133, "Accounting for Derivative Instruments and Hedging Activities." Adoption of this statement is not expected to have a significant impact on the Company's results of operations or financial position.

     j)   Income taxes

          The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2.   Business combination:

     Effective January 13, 1998, the Company acquired 96% of the outstanding Class A common voting shares of L.O.M. Laboratories Inc. Prior to and immediately after the acquisition, L.O.M. Laboratories Inc. was controlled by a related party, the president and controlling shareholder of the Company. Accordingly, this transaction has been measured at the carrying amount of the assets and liabilities of L.O.M. Laboratories Inc. with the comparative figures presented on the balance sheet and the statements of loss and cash flows being restated to reflect the results of both companies from inception.


3.   Product rights and patent costs:

--------------------------------------------------------------------------------
                                                        2000           1999
--------------------------------------------------------------------------------
     Product rights                                 $     --       $     68
     Patent costs                                     13,546         16,672
--------------------------------------------------------------------------------
                                                    $ 13,546       $ 16,740
--------------------------------------------------------------------------------

     Product rights represent certain rights to manufacture and market a contact
     lens  inserter  and  storage  system  ("Lens-o-matic")   developed  by  the
     president of the Company.

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 5
$ United States

(Unaudited - Prepared by Management)

================================================================================

3.   Product rights and patent costs (continued):

     At the time of the acquisition of the product rights from the president of the Company, the value attributed to the product rights, $380,885, was agreed to by the Company's Board of Directors. During the year ended May 31, 1999, the investment was written down to a nominal amount, due to its speculative nature.

     Patent costs relate to the costs incurred for patent application for a retractable syringe developed by the Company.

4.   Capital assets:

===============================================================================================
                                                                            2000           1999
-----------------------------------------------------------------------------------------------
                                                      Accumulated       Net book       Net book
                                              Cost   amortization          value          value
-----------------------------------------------------------------------------------------------
          Leasehold improvements            27,919          9,772         18,147        $22,335
          Computer software                    520            488             32            130
          Equipment                         20,948         12,558          8,390         10,826
          Furniture and fixtures            21,113          6,673         14,440         16,578

-----------------------------------------------------------------------------------------------
                                           $70,500        $29,491        $41,009        $49,869
===============================================================================================

5.   Redeemable preferred shares:

     The Company's subsidiary has redeemable preferred shares outstanding as follows:

===============================================================================================
                                                                            2000           1999
-----------------------------------------------------------------------------------------------
     Issued:
         4,000 Class C preferred  shares with a par
           value of $100 Cdn redeemable  at $110.16 Cdn per share
           at the option of the holder. Each share is entitled to a
           fixed non-cumulative dividend at the rate of 9% per annum
           payable at such times as determined by the Directors.         301,727        301,727
===============================================================================================

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 6
$ United States

(Unaudited - Prepared by Management)

================================================================================

6.   Capital stock:

     a)   Authorized:

          50,000,000 Common shares with a par value of $.001 each 5,000,000 Preferred shares with a par value of $.001 each

     b)   Share subscriptions:

          Subsequent to February 29, 2000, the Company issued 53,206 common shares at $3.25 per share for net proceeds of $172,919, which were received prior to February 29, 2000.

     c)   Stock option plan:

          1,000,000 common shares of the Company are reserved for issuance upon exercise of stock options. As at February 29, 2000, no stock options have been granted.

7.   Related party transactions:

     During the period the Company entered into the following transactions with related parties:

     =============================================================================================
                                                                               2000           1999
     ---------------------------------------------------------------------------------------------

     Legal and accounting fees paid to a director                         $  10,425      $   8,500
     Management fees paid to president                                       45,729         52,991
     Office and administration fees paid to president's spouse               26,668         47,813
     Rent paid to a company controlled by the president                      14,779         14,779
     Office and administrative fees paid to an individual related
       to the president                                                      13,168         13,168
     Inventory purchased from president                                        --           55,834
     Leasehold improvements on premises controlled by the president            --           27,919
     =============================================================================================

     These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.

8.   Income taxes:

     At May 31, 1999, the Company had a net operating loss carryforward for United States income tax purposes of approximately $1,000,000. The net operating loss expire in increments beginning in 2008. No amount has been reflected on the balance sheet for future income taxes as any future income tax asset has been fully offset by a valuation allowance.

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 7
$ United States

(Unaudited - Prepared by Management)

================================================================================

9.   Commitments:

     The Company is obligated to make future lease payments for its offices as follows:

         2000                                                $   9,900

         2001                                                $  19,453

         2002                                                $  19,453

         2003                                                $  19,453

         2004                                                $  19,453

10.  Subsequent Events:

     At the Feb 28, 2000 board meeting, the board of directors approved, subject to legal review, the issuance of one warrant for every two shares held on March 15, 2000. The entitlement for each warrant has not yet been determined. The board also approved an option plan for the board members which would allow board members to purchase 5,000 shares annually at a market based price once a year.